                            KINROSS GOLD CORPORATION

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

        NOTICE is hereby given that a Special Meeting (the "Meeting") of shareholders of KINROSS GOLD CORPORATION (the "Corporation") will be held in the Patty Watt Room of The Design Exchange, 234 Bay Street, Toronto, Ontario on Friday, November 26, 2004 at 10:30 a.m. (Toronto time), for the following purposes:

1. to consider, and if deemed appropriate, to pass with or without variation, a special resolution to amend the Corporation's articles effecting a consolidation/deconsolidation of the Corporation's common shares in accordance with Schedule "A" attached to the Information Circular in order to reduce costs for the Corporation by eliminating shareholdings of less than 100 common shares in exchange for cash payments, as more particularly described in the Information Circular; and

2. to transact such other business as may properly come before the Meeting or any adjournment thereof.

        The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting.

        If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, SO AS TO ARRIVE NOT LATER THAN 4:30 P.M. (TORONTO
TIME) ON THE SECOND BUSINESS DAY PRECEDING THE DATE OF THE MEETING OR ANY ADJOURNMENT THEREOF.


                                                     BY ORDER OF THE BOARD

                                                     (Signed) Shelley M. Riley
                                                     Corporate Secretary


Toronto, Ontario
October 15, 2004

                            KINROSS GOLD CORPORATION
                            52ND FLOOR, SCOTIA PLAZA
                                40 KING ST. WEST
                                TORONTO, ONTARIO
                                     M5H 3Y2

                         MANAGEMENT INFORMATION CIRCULAR
                             DATED OCTOBER 15, 2004

                             SOLICITATION OF PROXIES

        The information contained in this management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the special meeting of shareholders (the "Meeting") of Kinross Gold Corporation (the "Corporation") to be held in the Patty Watt Room of The Design Exchange, 234 Bay Street, Toronto, Ontario at 10:30 a.m. (Toronto time) on Friday, November 26, 2004 or any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail but the proxies may also be solicited personally, in person, by telephone or e-mail by directors, officers or regular employees of the Corporation. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. The total cost of the solicitation will be borne by the Corporation.

                      APPOINTMENT AND REVOCATION OF PROXIES

        The persons named in the enclosed form of proxy accompanying this Circular are directors and/or officers of the Corporation. A SHAREHOLDER OF THE CORPORATION HAS THE RIGHT TO APPOINT A PERSON OTHER THAN THE PERSONS SPECIFIED ON SUCH FORM OF PROXY AND WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OR ANY ADJOURNMENT THEREOF. SUCH RIGHTS MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS SPECIFIED IN THE FORM OF PROXY, INSERTING THE NAME OF THE PERSON TO BE APPOINTED IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY, SIGNING THE FORM OF PROXY AND RETURNING IT IN THE REPLY ENVELOPE IN THE MANNER SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING.

        A SHAREHOLDER WHO HAS GIVEN A PROXY MAY REVOKE IT BY AN INSTRUMENT IN WRITING, INCLUDING ANOTHER COMPLETED FORM OF PROXY, EXECUTED BY HIM OR HIS ATTORNEY AUTHORIZED IN WRITING, DEPOSITED AT THE REGISTERED OFFICE OF THE CORPORATION, OR AT THE OFFICES OF COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, 11TH FLOOR, TORONTO, ONTARIO M5J 2Y1 UP TO 4:30 P.M. (TORONTO
TIME) ON THE SECOND BUSINESS DAY PRECEDING THE DATE OF THE MEETING, OR ANY ADJOURNMENT THEREOF, AND WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF OR IN ANY OTHER MANNER PERMITTED BY LAW.

                          VOTING OF SHARES REPRESENTED
                              BY MANAGEMENT PROXIES

        The person named in the enclosed form of proxy will vote the common shares of the Corporation (the "Common Shares") in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions therein. IN THE ABSENCE OF SUCH SPECIFICATION, SUCH COMMON SHARES WILL BE VOTED ON EACH OF THE MATTERS REFERRED TO HEREIN.

        The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

                                VOTING OF SHARES

        A holder of Common Shares may own such shares in one or both of the following ways. If a shareholder is in possession of a physical share certificate, such shareholder is a "registered" shareholder and his or her name and address are maintained by Kinross through its transfer agent, Computershare Trust Company of Canada. If a shareholder owns shares through a bank, broker or other nominee, such shareholder is a "beneficial" shareholder and he or she will not have a physical share certificate. Such shareholder will have an account statement from his or her bank or broker as evidence of his or her share ownership.

        A registered shareholder may vote a proxy in his or her own name at any time by telephone, internet or by mail, in accordance with the instruction appearing on the enclosed form of proxy and/or a registered shareholder may attend the Meeting and cast a ballot. Because a registered shareholder is known to Kinross and its transfer agent, his or her account can be confirmed and his or her vote recorded or changed if such registered shareholder has previously voted. This procedure prevents a shareholder from voting his or her shares more than once. Only the registered shareholder's latest dated proxy card will be valid.

        Most shareholders are "beneficial owners" who are non-registered shareholders. Their Common Shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as The Canadian Depository for Securities Limited). Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

        Only registered shareholders or their duly appointed proxyholders are permitted to vote at the meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but otherwise uncompleted. These are procedures to permit the non-registered holders to direct the voting of the Common Shares which they beneficially own.

        If the non-registered holder wishes to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary's instructions for return of the executed form or other method of response.

                         VOTING SECURITIES AND PRINCIPAL
                                 HOLDERS THEREOF

        As at the record date, the Corporation had 346,562,828 Common Shares issued and outstanding, each carrying one vote. Each holder of a Common Share of record at the close of business on October 8, 2004, the record date established for notice of the meeting, will, unless otherwise specified herein, be entitled to one vote for each Common Share held by such holder on all matters proposed to come before the Meeting, except to the extent that such holder has transferred any such shares after the record date and the transferee of such shares establishes ownership thereof and makes a written demand, not later than 10 days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

        TO THE KNOWLEDGE OF THE DIRECTORS AND SENIOR OFFICERS OF THE CORPORATION, AS OF THE DATE HEREOF, THERE ARE NO PERSONS, FIRMS OR CORPORATIONS WHO BENEFICIALLY OWN, DIRECTLY OR INDIRECTLY, OR EXERCISE CONTROL OR DIRECTION OVER VOTING SECURITIES OF THE CORPORATION CARRYING MORE THAN 10% OF THE VOTING RIGHTS ATTACHED TO ANY CLASS OF VOTING SECURITIES OF THE CORPORATION.

                                 DOLLAR FIGURES

        Unless expressly stated to the contrary, all "$" figures contained in this Circular refer to United States dollars.

                              ARTICLES OF AMENDMENT

        The Corporation has a large number of shareholders holding small numbers of Common Shares. The number of shareholders holding fewer than 100 Common Shares is estimated to be approximately 52,022 as at October 8, 2004, on which date such shareholders held an aggregate of approximately 1,699,225 Common Shares or approximately 0.49% of the total outstanding. Most of these small holdings resulted from previous business combinations, including, for example, the combination with TVX Gold Inc. and Echo Bay Mines Ltd. The Corporation spends a significant amount of money each year printing and mailing materials, such as annual reports and information circulars, to these small shareholders and servicing their accounts through the Corporation's registrar and transfer agent. The total annual cost to the Corporation to service these small shareholders is approximately Cdn. $260,000. The Corporation also lacks the current mailing addresses for many of these shareholders.

        Accordingly, the Corporation proposes to undertake the steps outlined below in order to purchase these small holdings and benefit from the resulting cost savings. It is proposed that a special resolution to amend the Corporation's articles in accordance with Schedule "A" attached to this Information Circular (the "Special Resolution") be passed by the holders of Common Shares. To be adopted, the Special Resolution must be approved by at least two-thirds of the votes cast at the meeting. The articles of amendment will implement the following steps:

        a) effective November 28, 2004 (or such other date as the board of directors may determine) (the "Consolidation Date"), the Common Shares will be consolidated on a 1 for 100 basis;

        b) thereupon, any holder of less than 1 Common Share will cease to hold Common Shares and will be entitled to be paid cash consideration equal to that number of pre-consolidation Common Shares held by the holder multiplied by the weighted average trading price per pre-consolidation share of the Common Shares on the Toronto Stock Exchange during the five consecutive trading days ending on and including the trading day immediately prior to the date on which the Special Resolution is enacted, such payment to be made on presentation and surrender to the Corporation for cancellation of the certificate or certificates representing the issued and outstanding Common Shares; and

        c) effective November 29, 2004 (or such other date as the board or directors may determine) at 12:01 a.m., the remaining Common Shares will be split on a 100 for 1 basis.

        The result of these steps will be that the holders of less than 100 Common Shares will cease to hold Common Shares and will be entitled to receive cash consideration for their Common Shares. After completion of these steps, holders of 100 or more Common Shares would end up with the same number of Common Shares as they had before the steps commenced.

        FOLLOWING APPROVAL OF THE SPECIAL RESOLUTION, SHAREHOLDERS ARE REQUIRED TO TAKE THE SPECIFIC ACTIONS SET OUT BELOW.


-------------------------------------------------------     ----------------------------------------------------------
     SHAREHOLDERS WITH 100 OR MORE COMMON SHARES                  SHAREHOLDERS WITH LESS THAN 100 COMMON SHARES
-------------------------------------------------------     ----------------------------------------------------------
REGISTERED SHAREHOLDERS                                     REGISTERED SHAREHOLDERS

In connection with the transactions to be effected by       In order to receive payment of the cash consideration
the Special Resolution, the Corporation is required to      specified in paragraph (b) above, registered
obtain a new CUSIP number to be assigned to the Common      shareholders who held less than 100 Common Shares
Shares. Accordingly, enclosed with this Circular is a       immediately prior to the Consolidation Date must
letter of transmittal and a prepaid addressed envelope      complete and sign the enclosed letter of transmittal and
for registered holders of 100 or more Common Shares         return it, together with the certificate(s) representing
immediately prior to the Consolidation Date. Those          such Common Shares, in the enclosed prepaid addressed
shareholders are required to complete the letter of         envelope to the Corporation's registrar and transfer
transmittal and send it, together with their Common         agent, Computershare Trust Company of Canada. Any
Share certificate(s), to the Corporation's registrar and    certificates representing less than 100 Common Shares
transfer agent, Computershare Trust Company of Canada.      immediately prior to the Consolidation Date which have
New share certificates bearing the new CUSIP number will    not been surrendered in accordance with the letter of
then be sent to the registered holder.                      transmittal on or prior to the second anniversary date
                                                            of the Consolidation Date will cease to represent a
                                                            claim or interest of any kind or nature against the
                                                            Corporation or the Corporation's registrar and transfer
                                                            agent, Computershare Trust Company of Canada.
-------------------------------------------------------     ----------------------------------------------------------


-------------------------------------------------------     ----------------------------------------------------------
BENEFICIAL SHAREHOLDERS                                     BENEFICIAL SHAREHOLDERS

Only registered shareholders or the persons they appoint    Only registered shareholders or the persons they appoint
as their proxies are required to complete, sign and         as their proxies are required to complete, sign and
submit the appropriate letter of transmittal as             submit the appropriate letter of transmittal as
described above. Shareholders who own shares                described above. Shareholders who own shares
beneficially (a) through an intermediary (including,        beneficially (a) through an intermediary (including,
among others, banks, trust companies, securities dealers    among others, banks, trust companies, securities dealers
or brokers and trustees or administrators of                or brokers and trustees or administrators of
self-administered registered retirement savings plans,      self-administered registered retirement savings plans,
registered retirement income funds, registered education    registered retirement income funds, registered education
savings plans and similar plans), or (b) in the name of     savings plans and similar plans), or (b) in the name of
a clearing agency (such as The Canadian Depository for      a clearing agency (such as The Canadian Depository for
Securities Limited ("CDS")), are not required to submit     Securities Limited ("CDS")), are not required to submit
a letter of transmittal. The intermediary or the            a letter of transmittal. The intermediary or the
clearing agency, as the case may be, will take the          clearing agency, as the case may be, will take the
appropriate steps to ensure that new certificates           appropriate steps and arrange for payment of any cash
bearing the CUSIP number will be obtained in exchange of    consideration to such shareholders.
the share certificates that it holds for its
beneficiaries.

-------------------------------------------------------     ----------------------------------------------------------

        Generally speaking, for purposes of the INCOME TAX ACT (Canada), shareholders whose small shareholdings are acquired by the Corporation as a result of the consolidation will be deemed to have received a taxable dividend equal to the amount by which the cash payable to the shareholder exceeds the paid-up capital of such shareholder's Common Shares. The paid-up capital per Common Share will be determined by the Corporation prior to the Consolidation Date. In the case of a shareholder that is a corporation, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a deemed dividend. Shareholders who hold their small shareholdings as capital property will also be required to report a capital gain or loss in connection with the consolidation. The amount of the deemed dividend (if any) received by a shareholder will reduce the shareholder's proceeds of disposition for the Common Shares and consequently reduce the amount of any capital gain or increase the amount of any capital loss. The amount of any increased capital loss cannot be applied to offset the amount of the deemed dividend.

        Shareholders who are not resident in Canada for purposes of INCOME TAX ACT (Canada) will be liable for Canadian withholding tax at the rate of 25% on the amount of any deemed dividend, subject to relief available under the terms of any applicable income tax treaty.

        Once the paid-up capital has been determined and after the consolidation/deconsolidation is effective, the applicable reporting forms under the Income Tax Act (Canada) will be sent to shareholders entitled to payment as a result of the consolidation/deconsolidation.

        If you are a non-corporate shareholder resident in the United States and hold less than 100 Common Shares, cash consideration paid for your Common Shares may be subject to backup withholding for taxes, currently at a 28% rate. Backup withholding will generally not apply, however to a U.S. holder who (i) furnishes a correct tax payer identification number and certifies that he or she is not subject to backup withholding on the Form W-9 included in the letter of transmittal printed on blue paper enclosed with this Information Circular or
(ii) is otherwise exempt from backup withholding.

        Shareholders who dispose of their small shareholdings in the market or to an arm's length third party other than the Corporation prior to the consolidation will avoid the deemed dividend treatment and the potentially adverse tax consequences. Shareholders with small shareholdings should consult their own tax advisors.

        THE BOARD OF DIRECTORS OF THE CORPORATION RECOMMENDS THAT YOU VOTE FOR THE SPECIAL RESOLUTION TO AMEND THE CORPORATION'S ARTICLES.

        THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE COMMON SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE SPECIAL RESOLUTION AUTHORIZING THE ARTICLES OF AMENDMENT UNLESS THE SHAREHOLDER WHO HAS GIVEN SUCH PROXY HAS DIRECTED THAT THE COMMON SHARES BE VOTED OTHERWISE.

 DISSENT RIGHTS

        Pursuant to subsection 190(7) of the BUSINESS CORPORATIONS ACT (Ontario) (the "OBCA"), an affected registered holder of Common Shares (i.e. a registered holder of Common Shares whose shares will be cancelled on the Consolidation
Date) is entitled to exercise the dissent rights provided in section 185 of the OBCA. This right of dissent is summarized in Schedule "B" to this Information Circular and is qualified in its entirety by reference to the full text of subsection 190(7) and section 185 of the OBCA which is attached as Schedule "C" to this Information Circular. An affected common shareholder desiring to exercise dissent rights in respect of the Special Resolution should seek legal advise since failure to comply strictly with the procedure set forth in the OBCA may prejudice his or her rights.

                             EXECUTIVE COMPENSATION

        The Executive Compensation section contained in Kinross' Management Information Circular dated March 11, 2004 as filed on WWW.SEDAR.COM is hereby incorporated by reference and forms part of this Information Circular. If you wish to obtain a copy of Kinross' Management Information Circular dated March 11, 2004, you may do so upon request to the Corporate Secretary.

                      EQUITY COMPENSATION PLANS INFORMATION

        The following table provides information as of December 31, 2003 with respect to Common Shares that may be issued upon exercise of options or restricted share rights under the Corporation's Share Option Plan, Restricted Share Plan and other compensation plans:

============================= ============================== ============================ ============================
                                                                                             NUMBER OF SECURITIES
                                                                                            REMAINING AVAILABLE FOR
                               NUMBER OF SECURITIES TO BE     WEIGHTED-AVERAGE EXERCISE      FUTURE ISSUANCE UNDER
                                 ISSUED UPON EXERCISE OF        PRICE OF OUTSTANDING       EQUITY COMPENSATION PLANS
       PLAN CATEGORY             OUTSTANDING OPTIONS AND       OPTIONS AND RESTRICTED        (EXCLUDING SECURITIES
                                 RESTRICTED SHARE RIGHTS            SHARE RIGHTS           REFLECTED IN COLUMN (A))
----------------------------- ------------------------------ ---------------------------- ----------------------------
EQUITY COMPENSATION PLANS           3,431,334 options                  $14.12                       383,612
APPROVED BY SHAREHOLDERS        196,007 restricted share                 Nil                         75,660
                                         rights
----------------------------- ------------------------------ ---------------------------- ----------------------------
EQUITY COMPENSATION PLANS
NOT APPROVED BY                           None                          N/A                           N/A
SHAREHOLDERS(1)
----------------------------- ------------------------------ ---------------------------- ----------------------------
TOTAL:                              3,431,334 options                  $14.12                       383,612
                                196,007 restricted share                 N/A                         75,660
                                         rights
============================= ============================== ============================ ============================
(1) In addition, as of December 31, 2003, 783,679 Common Shares remained available for issuance under the
    Corporation's Share Purchase Plan.

           INDEBTEDNESS OF DIRECTORS EXECUTIVE OFFICERS AND EMPLOYEES

        As of September 15, 2004, no current or former director, executive officer or employee of the Corporation or its subsidiaries was indebted to the Corporation or its subsidiaries, excluding routine indebtedness.

        As at the end and during the year ended December 31, 2003, no director or executive officer of the Corporation or associate of such person was indebted to the Corporation or its subsidiaries, excluding routine indebtedness.

             INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

        Since December 31, 2003, no director, senior officer or principal shareholder of the Corporation or its subsidiaries, nor any affiliate or associate thereof, has had any material interest, direct or indirect, in any transaction which has or will materially affect the Corporation or its subsidiaries.

                             ADDITIONAL INFORMATION

        Additional information about the Corporation is available on WWW.SEDAR.COM. Financial information about the Corporation is provided in the Corporation's annual report for the year ended December 31, 2003. Copies of the Corporation's latest annual information form, together with any document incorporated therein by reference, annual report and financial statements and management proxy circular may be obtained upon request to the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

                               DIRECTORS' APPROVAL

        The Board of Directors of the Corporation has approved the contents and the sending of this Circular.

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.



(Signed) Robert M. Buchan                 (Signed) Lars-Eric Johansson
President and Chief                       Executive Vice President, Finance and
Executive Officer                         Chief Financial Officer

                                  SCHEDULE "A"

                 SPECIAL RESOLUTION OF HOLDERS OF COMMON SHARES
                           OF KINROSS GOLD CORPORATION
                               (THE "CORPORATION")


WHEREAS it is desired to amend the articles of the Corporation as hereinafter provided;

NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the articles of the Corporation be amended effective November 28, 2004 (or such other date as the board of directors in its sole discretion may determine) to consolidate the issued and outstanding common shares of the Corporation by changing each of the issued and outstanding common shares into l/100th of a common share; provided, however, that holders of less than one common share on the date that the articles of amendment filed to give effect to such consolidation become effective shall not be entitled to receive a fractional common share following the consolidation but in lieu of any such fractional share shall be entitled to receive a cash payment equal to that number of pre-consolidation common shares which would otherwise result in the fractional share multiplied by the weighted average trading price per pre-consolidation common shares on the Toronto Stock Exchange during the five consecutive trading days ending on and including the trading day immediately prior to the date on which this resolution is enacted, such payment to be made on presentation and surrender to the Corporation for cancellation of the certificate or certificates representing the issued and outstanding common shares;

2. any certificates representing less than 100 common shares prior to the date that the articles of amendment filed to give effect to such consolidation become effective which have not been surrendered, with all other required documentation, on or prior to the second anniversary of such date, will cease to represent a claim or interest of any kind or nature against the Corporation or the Corporation's registrar and transfer agent, Computershare Trust Company of Canada;

3. the articles of the Corporation be amended effective November 29, 2004 (or such other date as the board of directors in its sole discretion may determine) at 12:01 a.m. to subdivide the common shares of the Corporation by changing each of the issued and outstanding common shares into 100 common shares; and

4. any director or officer of the Corporation be and he or she is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts and things as he or she may determine to be necessary or advisable to give effect to this resolution (including, without limitation, the delivery of articles of amendment in the prescribed form to the Director appointed under the BUSINESS CORPORATIONS ACT (Ontario)), the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and the board of directors is authorized to revoke this resolution in its sole discretion without further approval of the shareholders at any time prior to the endorsement by the Director appointed under the BUSINESS CORPORATIONS ACT (Ontario) of a certificate of amendment of articles in respect of the share consolidation referred to in paragraph 1 of this resolution.

                                      -A1-

                                  SCHEDULE "B"

                                 DISSENT RIGHTS

        The following discussion of the rights of dissent by affected holders of common shares ("Dissent Rights") is not a comprehensive description of the procedures to be followed with respect to Dissent Rights and is qualified in its entirety by reference to the full text of subsection 190(7) and section 185 of the BUSINESS CORPORATIONS ACT (Ontario) (the "OBCA"), which is attached as Schedule "C" to this Circular. Affected common shareholders who intend to exercise their Dissent Rights in respect of the Special Resolution should seek legal advice and carefully consider and comply with the provisions of Section
185. Failure to comply strictly with the provisions set forth in section 185 of the OBCA may result in the loss or unavailability of all Dissent Rights under that section.

        Pursuant to subsection 190(7) of the OBCA, an affected registered holder of common shares is entitled to exercise the dissent rights provided in section 185 of the OBCA. An affected common shareholder is entitled to dissent if the Special Resolution is adopted and to be paid the fair value of his or her shares if (i) the Special Resolution is implemented and (ii) the holder provides the Corporation with written objection to the Special Resolution at or before the meeting and otherwise complies with the steps set forth in section 185 of the OBCA.

        Section 185 provides that an affected shareholder may only exercise Dissent Rights under that section with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. ONE CONSEQUENCE OF THIS PROVISION IS THAT A COMMON SHAREHOLDER MAY ONLY EXERCISE THE RIGHT TO DISSENT UNDER SECTION 185 IN RESPECT OF COMMON SHARES WHICH ARE REGISTERED IN THAT HOLDER'S NAME. In many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered educational savings plans and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities ("CDS")) in which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise Dissent Rights directly unless the common shares are re-registered in the Non-Registered Holder's name. A Non-Registered Holder who wishes to exercise Dissent Rights should immediately contact the intermediary with whom the Non-Registered Holder deals in respect of his or her common shares and either: (a) instruct the intermediary to exercise Dissent Rights on the Non-Registered Holder's behalf (which, if the common shares are registered in the name of CDS or other clearing agency, would require that the common shares must be first re-registered in the name of the intermediary); or (b) instruct the intermediary to re-register the common shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would be required to exercise the Dissent Rights directly.

        The sending of Notice of Dissent (as defined below) does not deprive an affected registered shareholder of his or her right to vote on the Special Resolution. A vote against the Special Resolution does not constitute a written objection to the Special Resolution for purposes of the exercise of Dissent Rights. An affected registered shareholder is not entitled to exercise Dissent Rights with regard to the Special Resolution if the affected registered shareholder votes any of the shares beneficially owned by the affected registered shareholder in favour of the Special Resolution. An affected registered shareholder is entitled to exercise Dissent Rights with regard to the Special Resolution with respect to any common shares beneficially owned if the affected registered shareholder either does not vote such shares and/or votes such shares against the Special Resolution.

                                      -B1-

Further, the execution or exercise of a proxy does not constitute a Notice of Dissent for purposes of section 185.

        An affected registered shareholder who complies with each of the steps required to validly exercise Dissent Rights is entitled to be paid by the Corporation the fair value, as determined under the procedures outlined below, of the common shares held by such affected common shareholder in respect of which such affected common shareholder dissents, determined as of the close of business on the day before the Special Resolution is adopted. The fair value of common shares as determined for such purpose pursuant to such procedures may not necessarily be the same as, and could vary significantly from, the market value of such common shares.

        In order to dissent validly, an affected registered shareholder must:

        (a) send to the Corporation a written objection to the Special Resolution (the "Notice of Dissent") at or before the Meeting;

        (b) within 20 days after receipt from the Corporation of notice that the Special Resolution has been adopted or, if such affected registered shareholder does not receive such notice, within 20 days after such shareholder learns that the Special Resolution has been adopted, send to the Corporation a written notice (the "Demand for Payment") containing:

                (i)     the affected registered shareholder's name and address;

                (ii) the number of common shares in respect of which such affected registered shareholder dissents; and

                (iii)   a demand for payment of the fair value of such shares;
                        and

        (c) within 30 days after sending the Demand for Payment, send to the Corporation or the Corporation's transfer agent, Computershare Trust Company of Canada ("Computershare"), the certificate(s) representing such shares. The Corporation or Computershare shall endorse on the share certificate(s) notice that the holder thereof is a dissenting shareholder under section 185 of the OBCA and shall forthwith return such certificate(s) to the dissenting shareholder.

        A dissenting registered shareholder (the "Dissenting Shareholder"), on sending the Demand for Payment, ceases to have any other rights as a holder of the shares, other than the right to be paid the fair value for such shares as determined under section 185 of the OBCA, unless (a) the Dissenting Shareholder withdraws the notice before the Corporation makes a written offer to pay (the "Offer to Pay") for such shares; or (b) the Corporation fails to make a timely Offer to Pay and the Dissenting Shareholder withdraws his or her notice; or (c) the Corporation's board of directors revokes the Special Resolution, in all of which cases the Dissenting Shareholder's rights as a holder of such shares will be reinstated as of the day on which Shareholder sent the Demand for Payment.

        The Corporation must, within ten days after the Special Resolution is adopted, send to each Dissenting Shareholder who has filed the Notice of Dissent, notice that the Special Resolution has been adopted. Not more than seven days after the later of the date on which the action approved by the Special Resolution is effective and the date of receipt of the Demand for Payment, the Corporation must also send an Offer to Pay to each Dissenting Shareholder offering to pay for such Dissenting Shareholder's common shares in an amount considered by the board of directors to be

                                      -B2-
their fair value, accompanied by a statement showing how the fair value was determined. If the Offer to Pay is accepted, payment must be made within ten days after acceptance. Any such Offer to Pay lapses if the Corporation does not receive an acceptance within 30 days after it is made. If the Corporation fails to make an Offer to Pay, or if the Dissenting Shareholder fails to accept the Offer to Pay, the Corporation may, within 50 days after the action approved by the Special Resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any Dissenting Shareholders. If the Corporation fails to make such application, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as the court may allow.

        A Dissenting Shareholder is not required to give security for costs in any application to the court. Before making application to court, or not later than seven days after receiving notice of an application from a Dissenting Shareholder, the Corporation shall give to each Dissenting Shareholder who has
(a) made a Demand for Payment and (b) has not accepted an Offer to Pay (collectively, the "Conditions"), notice of the date, place and consequences of the application and of such Dissenting Shareholder's right to appear and be heard in person or by counsel. Prior to termination of proceedings, the Corporation will also give notice to each Dissenting Shareholder who satisfies the Conditions within three days after satisfying the Conditions. All such Dissenting Shareholders shall be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

        The court shall fix a fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the date of the action approved by the Special Resolution until the date of payment of the amount ordered by the court. The fair value fixed by the court may be more or less than the amount specified in an Offer to Pay. The final order of the court in the proceedings commenced by an application by the Corporation or a Dissenting Shareholder shall be rendered against the Corporation and in favour of each Dissenting Shareholder who, whether before or after the date of the order, complies with the Conditions.

        THE FOREGOING IS A SUMMARY ONLY OF THE PRINCIPAL PROVISIONS OF SECTION 185 OF THE OBCA, WHICH ARE TECHNICAL AND COMPLEX. AS NOTED ABOVE, THE FULL TEXT OF SUBSECTION 190(7) AND SECTION 185 OF THE OBCA IS ATTACHED AS SCHEDULE C TO THIS CIRCULAR. ANY AFFECTED COMMON SHAREHOLDER DESIRING TO EXERCISE DISSENT RIGHTS SHOULD SEEK LEGAL ADVICE SINCE FAILURE TO COMPLY STRICTLY WITH THE PROCEDURES SET FORTH IN THAT SECTION MAY PREJUDICE HIS OR HER RIGHTS.

        Pursuant to the terms of the Special Resolution, the Corporation's board of directors will be authorized, without further approval of the Shareholders, to revoke the Special Resolution at any time prior to its becoming effective. If Dissent Rights are exercised in respect of a significant number of common shares such that the board of directors concludes that it would not be desirable to proceed with the Special Resolution, the board of directors may decide to revoke the Special Resolution.

        Written objections or other notices to be sent to the Corporation in connection with the foregoing should be addressed to the attention of the Corporate Secretary at Kinross Gold Corporation, Scotia Plaza, 40 King Street West, Suite 5205, Toronto, Ontario, M5H 3Y2.


                                      -B3-

                                  SCHEDULE "C"

              EXCERPTS FROM THE BUSINESS CORPORATIONS ACT (ONTARIO)

GOING PRIVATE TRANSACTION

190. (1) IN THIS SECTION,

        "affected security" means a participating security of a corporation in which the interest of the holder would be terminated by reason of a going private transaction; ("valeur mobiliere visee")

        "going private transaction" means an amalgamation, arrangement, consolidation or other transaction carried out under this Act by a corporation that would cause the interest of a holder of a participating security of the corporation to be terminated without the consent of the holder and without the substitution therefor of an interest of equivalent value in a participating security that,

                        (a) is issued by the corporation, an affiliate of the corporation or a successor body corporate, and

                        (b) is not limited in the extent of its participation in earnings to any greater extent than the participating security for which it is substituted,

                but does not include,

                (c)     an acquisition under section 188,

                (d) a redemption of, or other compulsory termination of the interest of the holder in, a security if the security is redeemed or otherwise acquired in accordance with the terms and conditions attaching thereto or under a requirement of the articles relating to the class of securities or of this Act, or

                (e) a proceeding under Part XVI; ("transformation en societe fermee")

***

(7) A holder of an affected security that is a share of any class of a corporation may dissent from a going private transaction upon compliance with the procedures set out in section 185, in which case the holder shall be entitled to the rights and remedies provided by that section. R.S.O. 1990, c. B.16, s. 190 (7).

***

RIGHTS OF DISSENTING SHAREHOLDERS

185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

        (a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

        (b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

                                      -C1-

        (c)     amalgamate with another corporation under sections 175 and 176;

        (d)     be continued under the laws of another jurisdiction under
                section 181; or

        (e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

IDEM

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

        (a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

        (b)     subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

EXCEPTION

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

        (a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

        (b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

SHAREHOLDER'S RIGHT TO BE PAID FAIR VALUE

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185(4).

NO PARTIAL DISSENT

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185(5).

                                      -C2-

OBJECTION

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or
(2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent. R.S.O. 1990, c. B.16, s. 185(6).

IDEM

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185(7).

NOTICE OF ADOPTION OF RESOLUTION

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185(8).

IDEM

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

DEMAND FOR PAYMENT OF FAIR VALUE

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

        (a)     the shareholder's name and address;

        (b) the number and class of shares in respect of which the shareholder dissents; and

        (c) a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

CERTIFICATES TO BE SENT IN

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185(11).

IDEM

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16,
s. 185 (12).

                                      -C3-

ENDORSEMENT ON CERTIFICATE

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

RIGHTS OF DISSENTING SHAREHOLDER

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

        (a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

        (b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

        (c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee. R.S.O. 1990, c. B.16, s. 185 (14).

OFFER TO PAY

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

        (a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

        (b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

        R.S.O. 1990, c. B.16, s. 185(15).

IDEM

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185(16).


                                      -C4-

IDEM

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

APPLICATION TO COURT TO FIX FAIR VALUE

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185(18).

IDEM

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c.B.16,s. 185(19).

IDEM

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185
(20).

COSTS

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185
(21).

NOTICE TO SHAREHOLDERS

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

        (a)     has sent to the corporation the notice referred to in subsection
                (10); and

        (b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185(22).

                                      -C5-

PARTIES JOINED

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

IDEM

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

APPRAISERS

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

FINAL ORDER

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses
(22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

INTEREST

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990,
c. B.16, s.l85(27).

WHERE CORPORATION UNABLE TO PAY

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

IDEM

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

        (a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

        (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

                                      -C6-

IDEM

(30) A corporation shall not: make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

        (a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

        (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990,c. B.16, s. 185(30).

COURT ORDER

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

COMMISSION MAY APPEAR

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).






                                      -C7-